Management Report

Mr. MOMO

For the period ended December 31, 2020

Prepared on

June 16, 2022

Table of Contents

Profit and Loss

January - December 2020

	Total
INCOME	
Catering	2,340.00
Food Sales	63,564.19
Other Income	2,280.00
Gain/Loss on Sale	546.82
Total Other Income	**2,826.82**
Total Income	**68,731.01**
COST OF GOODS SOLD	
Food Purchases	22,369.51
Merchant Account Fees	1,387.29
Total Cost of Goods Sold	**23,756.80**
GROSS PROFIT	**44,974.21**
EXPENSES	
Advertising	
Events	95.60
Online	50.98
Other	231.04
Total Advertising	**377.62**
Depreciation Expense	4,908.88
Event Expense	2,175.82
Insurance	
Workers Compensation	1,783.97
Total Insurance	**1,783.97**
Licenses and Permits	677.50
Misc. Expense	
Bank Service Charges	92.14
Interest Expense	13.38
Total Misc. Expense	**105.52**
Professional Services	
Consulting	15.50
Total Professional Services	**15.50**
Rent	
Home Office	
Internet	817.88
Utilities	1,465.61
Total Home Office	**2,283.49**
Kitchen	2,000.00
Total Rent	**4,283.49**
Repairs and Maintenance	414.47
Salaries	
Contract	8,085.52
Employees	30.00

	Total
Total Salaries	**8,115.52**
Supplies	
Disposable	-275.43
Office	35.73
Total Supplies	**-239.70**
Taxes	
State	6,472.86
Total Taxes	**6,472.86**
Telephone	600.00
Truck Expense	
Fuel	2,830.20
Insurance	2,649.90
Miscellaneous	490.67
Propane	137.47
Repairs & Maintenance	3.50
Total Truck Expense	**6,111.74**
Total Expenses	**35,803.19**
NET OPERATING INCOME	9,171.02
NET INCOME	**$9,171.02**

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase -8991	10,050.11
Total Bank Accounts	**10,050.11**
Other Current Assets	
Due from C & S Food & Catering	14,306.23
Total Other Current Assets	**14,306.23**
Total Current Assets	**24,356.34**
Fixed Assets	
Accumulated Depreciation	-10,000.00
Truck	25,000.00
Total Fixed Assets	**15,000.00**
TOTAL ASSETS	**$39,356.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase CC -7757	336.91
Citi CC -3750 (deleted)	1,231.71
Amir Maleki (deleted)	671.61
Total Citi CC -3750 (deleted)	**1,903.32**
Costco Citi 3656	-909.20
Total Credit Cards	**1,331.03**
Other Current Liabilities	
Long Term Liabilities	
Loan - Subash Yadav (Manager)	25,033.67
Total Long Term Liabilities	**25,033.67**
Short Term Liabilities	
Loan - Ranjith Renukunta	734.10
Total Short Term Liabilities	**734.10**
Total Other Current Liabilities	**25,767.77**
Total Current Liabilities	**27,098.80**
Total Liabilities	**27,098.80**
Equity	
Equity	
Subash Yadav (100%)	100.00
Total Equity	**100.00**
Members Equity	2,986.52
Net Income	9,171.02
Total Equity	**12,257.54**

	Total
TOTAL LIABILITIES AND EQUITY	**$39,356.34**

Mr. MOMO

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,171.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from C & S Food & Catering	755.26
Chase CC -7757	-15,669.82
Citi CC -3750 (deleted)	512.02
Citi CC -3750 (deleted):Amir Maleki (deleted)	671.61
Costco Citi 3656	-909.20
Long Term Liabilities:Loan - Subash Yadav (Manager)	-400.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,040.13**
Net cash provided by operating activities	**$ -5,869.11**
INVESTING ACTIVITIES	
Accumulated Depreciation	4,362.06
Kitchen Equipment	2,734.10
Net cash provided by investing activities	**$7,096.16**
NET CASH INCREASE FOR PERIOD	**$1,227.05**
Cash at beginning of period	8,823.06
CASH AT END OF PERIOD	**$10,050.11**